Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 26, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2025

Total Income Portfolio, Series 21

File Nos. 333-237404 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2025, filed on March 26, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Total Income Portfolio, Series 21 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.        Please consider whether the trust’s disclosures, including risk disclosures, should be revised based on how events related to the COVID-19 pandemic may affect the trust and its investments. If the trust believes no additional disclosure is warranted, please explain supplementally why not.

Response:       The risk disclosure sections will be revised to add language related to the COVID-19 pandemic.

Investment Summary — Principal Risks

2.        The “Security Selection” section states that the trust may invest in exchange-traded funds that invest in floating rate securities and preferred securities. If an exchange-traded fund invests principally in such securities, please provide the corresponding risk disclosures.

Response:       If the trust invests in exchange-traded funds that primarily invest in floating rate securities and preferred securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

3.        The duration example in the seventh bullet under the “Principal Risks” section uses a duration of five years. Please confirm that the average weighted duration of the underlying funds is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying funds.

Response:       The sponsor confirms that the average weighted duration of the underlying funds is approximately five years or less and, therefore, the example does not need to be revised.

Additional Revision

The trust may also invest in midstream entities organized as C-corporations as a part of its Alternative Income Securities Segment. Where appropriate, the strategy disclosure will include references to Midstream C-Corps and use the following definition for midstream entities: “Companies that provide midstream services including the gathering, transporting, processing, fractionation, storing, refining and distribution of oil, natural gas liquids and refined petroleum products.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren